Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	2005	2004	2003	2002	2001
	(in thousands)
Earnings
Consolidated pretax income (loss) from continuing operations	$5,439	$(9,124)	$15,789	$7,460	$14,125
Equity in earnings (losses) of affiliates	(538)	(742)	(152)	904	472
Interest	9,535	8,826	11,307	11,934	13,214
Net amortization of debt discount and premium and issuance expense	488	541	612	628	629
Interest portion of rental expense	1,438	1,392	1,424	1,440	1,422
Total earnings	16,362	893	28,980	22,366	29,862

Fixed Charges
Interest	9,535	8,826	11,307	11,934	13,214
Net amortization of debt discount and premium and issuance expense	488	541	612	628	629
Interest portion of rental expense	1,438	1,392	1,424	1,440	1,422
Total fixed charges	11,461	10,759	13,343	14,002	15,265

Ratio of earnings to fixed charges	1.4x	0.1x	2.2x	1.6x	2.0x